File No. 70-


                    SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

                                 FORM U-1

                 APPLICATION-DECLARATION WITH RESPECT TO
            THE ACQUISITION OF A SUBSIDIARY IN CONNECTION WITH
            THE PROVISION OF POWER MARKETING AND OTHER SERVICES

                                   UNDER

              THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, Boston, Massachusetts  02107

                  (Name of company filing this statement
                and address of principal executive office)

                       EASTERN UTILITIES ASSOCIATES

             (Name of top registered holding company parent of
                          applicant or declarant)

                    CLIFFORD J. HEBERT, JR., TREASURER
                       EASTERN UTILITIES ASSOCIATES
                P.O. Box 2333, BOSTON, MASSACHUSETTS  02107

                  (Name and address of agent for service)

             The Commission is requested to mail signed copies
               of all orders, notices and communications to:

                         ARTHUR I. ANDERSON, P.C.
                          McDermott, Will & Emery
                              75 State Street
                             Boston, MA  02109

ITEM 1.   DESCRIPTION OF THE PROPOSED TRANSACTION.

     OVERVIEW OF APPLICATION/DECLARATION



     Eastern Utilities Associates ("EUA"), a Massachusetts business trust and a registered holding company under the Public Utility Holding Company

Act of 1935 ("Act") is filing this application-declaration with the

Securities and Exchange Commission ("Commission").  The Applicant seeks

Commission approval: (i) to acquire for a purchase price of One Thousand

Dollars ($1,000) 100 shares of common stock, $.01 par value, ("Shares") of

EUA Energy Services, Inc., a Massachusetts corporation ("Energy Services")

which has a 30% ownership interest in Duke/Louis Dreyfus (New England) LLC, a

Delaware limited liability company (the "LLC"); and (ii) to the extent not exempted from prior Commission authorization to make capital contributions,

open account advances and/or short term loans bearing interest at EUA's effective cost of borrowing to, and purchase additional capital stock from

Energy Services ("Investments") in an aggregate amount not to exceed

$3,000,000, plus provide further credit support for Energy Services or the

LLC in forms including, but not limited to, guarantees and other forms of credit support in an aggregate amount with Investments not to exceed

$15,000,000.  EUA also requests authorization for Energy Services from time to time to the extent not exempted from prior Commission authorization (i)

to issue securities to EUA in connection with the Investments and (ii) to make investments in and provide credit support to the LLC upon such terms as it deems appropriate on the basis of the market conditions that exist when such investments are made or credit support is furnished.  EUA also requests authorization for the LLC to issue securities to Energy Services to the extent that such issuances are not exempted from prior Commission authorization.

     THE LLC

     The LLC was formed with Duke/Louis Dreyfus L.L.C., a Nevada limited liability company ("D/LD"), for the purpose of providing energy services to customers in the New England states:  Connecticut, Maine, Massachusetts,

New Hampshire, Rhode Island and Vermont (the "Territory"), including buying and selling electric power and brokering purchases and sales of electric power ("Power Marketing"); buying and selling fuel and brokering purchase and sales of fuel ("Fuels Marketing"); and engineering, consulting,

financing, leasing,  operations and maintenance services with respect to equipment for the production of electricity or steam, efficiency services and processes, and equipment retrofit (the "LLC Business").  The LLC in appropriate circumstances will use options, puts, futures and other similar transactions to offset the price risk of a purchase or sale of energy or energy products by taking an opposite position to that purchase or sale and may also determine to acquire or lease generating facilities in the future,

if the acquisition of such generation assets would not subject the LLC to regulation as an electric utility subsidiary of EUA under the Act.  Any such acquisition of generating capacity will be effected in compliance with

Section 32 of the Act and the rules and regulations promulgated thereunder,

or such other provisions of the Act and the rules and regulations promulgated thereunder as may be applicable.



     Energy Services and D/LD (together, the "Members") are the only

Members of the LLC.  The operating agreement for the LLC is filed as

Exhibit B-1 hereto (filed under claim of confidential treatment pursuant to

Rule 104).  According to the terms of the operating agreement, the LLC will terminate on December 6, 2025 unless sooner terminated in accordance with the terms of the operating agreement.



     The LLC will initially conduct its Power Marketing activities in the wholesale energy markets in the Territory.  The LLC will sell energy to wholesale and retail customers to the extent permitted without becoming an

"electric utility company" or a "gas utility company" within the meaning of the definitions of such terms in Sections 2(a)(3) and 2(a)(4) of the Act.



     The business affairs of the LLC are to be managed by a six-person

Executive Committee (the "Committee").  D/LD is entitled to appoint four members to the Committee and Energy Services is entitled to appoint two members.  Each member of the Committee will have one vote at Committee meetings.  A majority of the Committee members at which a quorum is present shall govern the actions of the LLC, except for certain enumerated actions which require the affirmative vote of at least one Committee member appointed by Energy Services and except for certain reserve powers of the

Members.



     The LLC will not initially engage in Power Marketing or Fuels

Marketing transactions with any of the utility company subsidiaries of EUA:

Montaup Electric Company, Blackstone Valley Electric Company, Eastern

Edison Company, and Newport Electric Corporation (collectively, the

"Utility Subsidiaries").  The LLC will not provide any goods or services to the Utility Subsidiaries other than on a cost basis or on such other terms as the Commission may hereafter authorize.  The LLC, on the one hand, and the associate companies in the EUA system (other than the Utility Subsidiaries and EUA Service Corporation) on the other, may provide services to each other at market prices or on terms no less favorable to the LLC or the associate company than if the transaction had been entered into with an independent third party.  EUA Service and the LLC may provide goods or services to each other on a cost basis.



     The net profits of the LLC are to be divided in accordance with each

Member's percentage interest in the LLC.



     A Member may not transfer, in whole or in part, its LLC interest,

except (i) to an affiliate with the consent of the other Member and (ii) to the other Member upon an event of default as defined in the operating agreement.



     LEGAL ANALYSIS



     EUA is of the opinion that the proposed activities of the LLC and

Energy Services are consistent with the requirements of Section 11(b) of the Act for the following reasons:



     Section 11(b)(1) of the Act limits the operations of a registered holding company system to a single integrated public utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system.  Section 11(b)(1) further states that the Commission may permit as reasonably incidental, or economically necessary or appropriate to the operations of one or more integrated public utility systems the retention of an interest in any business which the Commission shall find necessary or appropriate in the public interest or for the protection of investors or consumers and not detrimental to the proper functioning of such system or systems.



     The Commission has previously authorized activities similar to those to be engaged in by the LLC.  The Commission has authorized UNITIL

Corporation to establish an electric power brokering subsidiary (File No.

70-8074, Holding Company Act Release No. 25186 (May 24, 1993)) and more recently has authorized a subsidiary of Northeast Utilities to engage in

Power Marketing in the New England states as well as in Delaware,

Pennsylvania, New Jersey, Maryland and New York (File No. 70-8641, Holding

Company Act Release No 70-8641 (August 18, 1995)).  As noted above, the LLC

Business will be conducted in New England.  The Commission has recognized the uniqueness of New England for purposes of meeting the requirements of Section 11(b)(1) of the Act because of the highly integrated operations of the New England Power Pool.  (See e.g., File No.

70-7287 Release No. 35-24273 (December 19, 1986) authorizing EUA to acquire

EUA Cogenex Corporation).  Moreover, the fact that it would be possible for the LLC to engage in Power Marketing without Commission authorization if the LLC were to become an exempt wholesale generator ("EWG") within the meaning of Section 32 of the Act, suggests that the Commission should allow

EUA to have an interest in a power marketer that does not also own an EWG.

A number of registered holding companies have received authorization from the Federal Energy Regulatory Commission ("FERC") for an associate EWG to engage in Power Marketing activities.  See Entergy Power Marketing

Corporation, 73 FERC Section 61,063 (1995); Southern Energy Marketing, Inc.,

71 FERC Section 61,376 (1995), CNG Power Services Corporation, 69 FERC

Section 61,002 (1994).



     FERC JURISDICTION:  UTILITY STATUS UNDER THE ACT



               LLC under FERC jurisdiction



          Since the LLC will be engaging in the business of Power

Marketing, it will need to obtain the approval of FERC for market based rates.  In granting an order, FERC will consider whether there are any likely opportunities for discriminatory practices favoring any affiliated utility companies participating in the same markets as competitors who are likely to be customers of the LLC.  FERC may also impose conditions to guard against such subsidization in granting an order.  The interests of consumers will thus be protected by this FERC oversight.



               No utility company directly involved; LLC not a utility

company.



          Neither the LLC nor any Member will be a utility company under the Act.  It is the belief of the applicant that the Commission's position taken in the no-action letter, dated December 6, 1994, with respect to

Inter-Coast Power Marketing Co. ("Inter-Coast") would substantially apply to the status of the LLC.  In that letter, the Commission's Staff stated

that it would not recommend any enforcement action to the Commission under the Act, including Section 2(a)(3) thereof, against Inter-Coast, which did not intend to own or operate an electric power generating, distribution or transmission facility, in the event it entered into contracts for the purchase and resale of electric power and for transmission capacity in connection with power marketing transactions.  In effect, the Staff took the position that Inter-Coast would not to be deemed an electric utility company under the Act even though it was an affiliate of an electric utility.  (If the LLC were to own generation facilities that qualified for

EWG status, the LLC would not be a utility by virtue of the provisions of

Section 32 of the Act.)



     ADDITIONAL REQUESTS FOR AUTHORIZATION

     In addition to the requests for Commission authorization enumerated in paragraph I above, EUA also requests authorization from the Commission to the extent required under the Act for the transactions described in this paragraph.

     The source of the funds for Investments and credit support by EUA will be short-term borrowings under the EUA System's existing bank lines of credit, internally generated cash, and by repayment of the funds advanced to Energy Services.

     EUA proposes and hereby requests authorization to borrow funds through the period ending December 31, 1999 through the issuance and sale of short-

term notes to banks ("Notes") in aggregate amounts outstanding at any one time not to exceed $15 million.  The Notes will be issued to banks and renewed from time to time as funds are required prior to December 31, 1999 provided no Notes will mature after September 30, 2000.

     Notes will be issued to banks pursuant to informal credit line arrangements which provide for borrowings at a floating prime rate or at available fixed money market rates.  Notes will mature in not more than one year from the date of issuance.  Notes bearing interest at the floating prime rate will be subject to prepayment at any time without premium.

Notes bearing interest at available money market rates, which in all cases will be less than the prime rate at time of issuance, will not be prepayable.

     Credit lines with banks are subject in some cases to commitment fees.

The list of existing bank credit lines, applicable commitment fees and effective cost of borrowings are set forth in Exhibit G hereto.  The existing bank credit lines expire at June 30, 1996 and their continued

availability is subject to continuing review by the banks involved.  Bank credit lines and arrangements may be increased or decreased or changed and additional lines may be obtained from other banks not shown on the exhibit.

     The existing credit line arrangements provide for borrowing at the prime rate or money market rates together with a commitment fee equal to

3/16 of 1% multiplied by the line of credit.

     EUA requests authorization for the LLC, on the one hand, and the associate companies in the EUA system (other than the Utility Subsidiaries and EUA Service Corporation), on the other, to provide services to each other at market prices or on terms no less favorable to the LLC or the associate company than if the transaction had been entered into with an independent third party pursuant to an exception from the requirements of

Section 13(b) and Rule 90 and 91 thereunder.



ITEM 2.   FEES, COMMISSIONS, AND EXPENSES.



     The fees, Commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described will be filed by amendment.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.

     The sections of the Act and rules or exemptions thereunder that the

Applicant believes are or may be applicable to the transactions proposed are set forth below:



Acquisition of Shares of                Sections 9(a) and 10, Rule 45
and Investments in Energy Services
by EUA.

Investments by Energy Services in LLC   Sections 9(a), 10, Rule 45

Provision of Services                   Sections 12(f), 13; Rules 90 and 91
by associate companies
of EUA and LLC to each other

Guaranty by EUA of obligations          Section 12(b); Rule 45
of and credit support by EUA
to, Energy Services and the LLC

Guaranty of obligation of,              Section 12(b); Rule 45
and credit support by Energy
Service to, LLC

Issuance of Notes by EUA to             Sections 6 and 7, Rule 52
banks, of securities by
Energy Services to EUA, and
of securities by LLC to
Energy Services


     To the extent that the proposed transactions are considered by the

Commission to require authorization, approval or exemption under any

Section of the Act or rules thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

ITEM 4.   REGULATORY APPROVALS.

     No state Commission and no Federal Commission, other than FERC and the

Commission, has jurisdiction over the proposed transactions.



ITEM 5.   PROCEDURE.

     (a)  In order to be in a position to carry out the proposed transactions at the most advantageous time, the Applicant requests that the

Commission issue its order hereon on the earliest practical date.



     (b)  It is not considered necessary that there be a recommended decision by a hearing officer or by any other responsible officer of the

Commission.  The Office of Public Utility Regulation may assist in the preparation of the decision of the Commission, and it is believed that a thirty (30) day waiting period between the issuance of the order of the

Commission and the day on which the order is to become effective would not be appropriate.



ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS (* Filed herewith)

          (** Confidential treatment requested pursuant to Rule 104(b))

          (*** Incorporated by reference pursuant to Rule 22)



     (a)  Exhibits.



          Exhibit A-1         Articles of Organization and by-laws of

                              Energy Services (to be filed by amendment).

          Exhibit B-1**       Operating Agreement.

          Exhibit F           Opinion of counsel (to be filed by

                              amendment).

          Exhibit G***        EUA System Lines of Credit

                              (Exhibit G, File No. 70-8713)

          Exhibit H*          Proposed Form of Notice.





     (b) Financial Statements.



     To be filed by amendment.





ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.



     The transactions described in Item 1. do not involve major federal actions significantly affecting the quality of the human environment.  No

Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.



                                 SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned duly authorized individuals.

                              EASTERN UTILITIES ASSOCIATES


                              By:  /s/ Clifford J. Hebert, Jr.
                                   Clifford J. Hebert, Jr.
                                   Treasurer


Dated December 21, 1995